August 27, 2014

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington D.C. 20549-6010

Attention:	Mr. Eric Atallah
Ms. Kate Tillan
Mr. Martin James

Re:	Tessera Technologies, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed March 3, 2014
File No. 000-50460

Ladies and Gentlemen:

Tessera Technologies, Inc. (the “Company”) submits this letter in response to comments from the staff of the Securities and Exchange Commission (the “Staff”) received via e-mail dated July 31, 2014 relating to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013.

In this letter, we have recited the numbered comments from the Staff in italicized bold type and have followed each comment with the Company’s response.

Form 10-K for the Fiscal Year Ended December 31, 2013

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 40

Restructuring, Impairment of Long-Lived Assets and Other Charges, page 44

1. We note the significance of your restructuring, impairment and other charges during the year ended December 31, 2013. In future filings please revise your disclosure to provide a more detailed overview of the restructuring initiatives. Specifically, please address each of the following:

☐ Disclose the specific adverse economic, business, competitive, or other factors that precipitated the material restructuring, impairment and other charges.

☐ Quantify the expected effects on future operating income (i.e., the amount by which you expect expenses to decrease) and cash flows including the period the effects are expected to be realized. In this regard, please also discuss how your revenues may be adversely affected by the restructuring actions.

☐ In future periods, disclose whether you have realized the anticipated savings. If the anticipated savings are not achieved as expected or are achieved in periods other than as expected, please disclose these facts. Also disclose the reasons for any such differences and discuss the likely effects on future operating results and liquidity.

Please refer to SAB Topic 5:P:4 and Item 303(a)(3) of Regulation S-K for guidance.

We will disclose this information in future filings to the extent such information is applicable and material.

Critical Accounting Policies and Estimates, page 54

Revenue Recognition, page 54

2. We note that during 2013, you began recognizing litigation settlements and other past production payments within your Royalty and License revenues. To the extent these revenues significantly impact your results of operations, please revise your MD&A in future periods to discuss the nature and impact of these payments. Refer to Item 303(a)(3)(i) of Regulation S-K.

We formerly defined Past Production payments as royalty payments for the use of our intellectual property and where payments are made as part of a settlement of a patent infringement dispute from previously unlicensed parties. Since revenues derived from these litigation settlements can be either recurring in nature or result in a one-time event or both, management believes the Past Production designation was confusing to investors. As a result, management now views revenue as recurring or episodic.

We define recurring revenue as revenue from payments made pursuant to a license agreement or other agreement that are scheduled to occur over at least one year of time. We define episodic revenue as revenue other than revenue payable over at least one year pursuant to a contract. Episodic revenue includes non-recurring engineering fees, initial license fees, back payments resulting from audits, damages awards from courts or other tribunals, and lump sum settlement payments.

Since some of our episodic revenue is significant, this allows us to provide meaningful disclosure around revenue fluctuations. For example, in our most recent 10-Q filing for the quarter ended June 30, 2014, we provided the following disclosure in our Results of Operations section page 25:

	Six Months Ended
	June 30, 2014	June 30, 2013	Increase/ (Decrease)	% Change
Royalty and license fees	$125,549	$75,217	$50,332	67%

The $50.3 million or 67% increase in revenues was primarily due to episodic payments of $66.4 million in the six months ended June 30, 2014, including the initial $50.0 million payment made by PTI in connection with Tessera, Inc.’s settlement with PTI noted above. The revenues for the six months ended June 30, 2014 also include both a recurring and an episodic payment related to new license agreements by Tessera, Inc. and Invensas Corporation with Samsung Electronics Co., Ltd.

In future filings, we will continue to highlight revenue achieved through litigation awards and settlements, and other past production payments, in the context of its episodic impact on our revenue trends, and we will discuss the nature and impact of these payments, as in our most recent 10-Q.

Item 8. Financial Statements

3. We note that your investment securities exceed 40 percent of the value of your total assets at each period end. Please provide your analysis as to whether the company is an investment company for purposes of Section 3 of the Investment Company Act of 1940 (“ICA”). If the company believes it may rely on a given exception to such definition or exemption from registration with the Commission as an investment company, please apply the facts and circumstances of the company to the requirements of such exception/exemption. For example, if the company seeks to rely on the exception provided in Section 3(b)(1), please provide your analysis of the traditional factors used to determine as a factual matter whether an issuer is primarily engaged in a non-investment company business (such factors include: (1) the issuer’s historical development; (2) its public representations of policy; (3) the activities of its officers and directors; (4) the nature of its present assets; and (5) the sources of its present income). See In re Tonopah Mining Co., 26 S.E.C. 426 (1947) and subsequent related staff guidance.

The Company relies on the exemption provided in Rule 3a-8 of the Investment Company Act of 1940, as amended (the “ICA”) intended for research and development companies. In order to rely on Rule 3a-8 and not be deemed an investment company notwithstanding Sections 3(a)(1)(A) and 3(a)(1)(C) of the ICA, a company must meet the seven requirements of the rule. Below we have set forth the seven requirements of Rule 3a-8 and explained how the Company meets such requirements.

(1) Substantial Research and Development Expenses. A company’s research and development expenses for the last four fiscal quarters combined must be a substantial percentage of its total expenses for such period. The Company has had substantial research and development expenses during the last four fiscal quarters and such expenses represent slightly over 25% of its total expenses. The SEC staff has previously provided guidance that research and development expenses would be considered substantial if they exceeded 20% of a company’s total expenses.1

(2) Net Income Derived From Investment Securities. A company’s net income derived from investment securities for the last four fiscal quarters combined must not exceed twice the amount of its research and development expenses. The Company’s net income from investment securities is negligible given the capital preservation nature of its investments. For the last four fiscal quarters combined the total income derived from investments is approximately $1.057 million and the company’s total research and development expenses for the same period are above $34 million.

(3) Low Investment Related Expenses. A company’s expenses for investment advisory and management activities (including investment research and custody) for the last four quarters combined does not exceed 5% of its total expenses for such period. The Company’s expenses relating to investment advisory service are negligible and well below 5% of the Company’s total expenses.

(4) Capital Preservation Investments. A company’s investments in securities are capital preservation investments except that either (i) no more than 10% of the company’s total assets may consist of other investments or (ii) no more 25% of the company’s assets may consist of other investments, provided at least 75% of such other investments are investments made pursuant to a collaborative research and development arrangement. The Company meets the first prong of this rule, such that less than 10% of the Company’s total assets are in investments other than capital preservation investments. On a quarterly basis, management provides a summary to

[1]	See Cooley Godward Kronish, SEC No-Action Letter (July 12, 2007).

the Audit Committee of the Board of Directors showing that all of the Company’s investments are held in eligible asset classes under the Company’s investment policy, which consist exclusively of capital preservation investments (see (7) below). All such investments are highly liquid and highly rated in compliance with Rule 3a-8.

(5) Not Holding Itself Out As An Investment Company. A company may not hold itself out as being engaged in the business of making investments and may not be a special situation investment company. The Company holds itself out as a company that creates, develops and licenses innovative semiconductor, interconnect, and imaging technologies, and has never held itself out as an investment company. The Company has substantial investments in capital preservation assets because it requires the ability to access cash quickly to fund its research and development activities as well as its litigation activities to defend its substantial intellectual property assets. The Company is not a special situation investment company because it is not in the business of buying and selling companies. The Company’s website and public filings make it clear that the Company is not an investment company or a special situation investment company.

(6) Primarily Engaged In a Business Other Than That of Investing and Reinvesting in Securities. A company must be primarily engaged in a business other than that of investing, reinvesting, owning, holding, or trading in securities as evidenced by various factors including the activities of its board, its officers and employees as well as its public statements and historical development. As noted above, the Company is engaged in the business of creating, developing, and licensing semiconductor, interconnect and imaging technologies. Its historical development (as detailed, among other places, in its periodic filings since its initial public offering in 2003), public statements (including its website, press releases, and periodic filings), and the actions of its officers, directors (including through appropriate board resolutions) and employees all reflect and support that fact.

(7) Board Adopts a Written Capital Preservation Investment Policy. Finally, a company’s board of directors must have adopted a written investment policy with respect to the company’s capital preservation investments. The Company has long had a written investment policy with respect to capital preservation investments. The most recent version of the policy was approved by the Audit Committee of the Board of Directors (pursuant to authority delegated by the Board) on May 23, 2011. Company management periodically updates the Audit Committee as to the Company’s compliance with the investment policy, including by providing graphical detail which illustrates that the Company’s investments are held only in eligible asset classes under the written investment policy, which consist exclusively of capital preservation investments.

In addition to complying with the provisions of Rule 3a-8, the Company believes that it qualifies for the exemption provided in Section 3(b)(1) of the ICA because it is engaged in a business other than investing and reinvesting in securities, as noted above. The Company has chosen to rely on Rule 3a-8 as its safe harbor, because the guidance under that rule is clearer than the traditional factors used under Section 3(b) of the ICA, and the Company believes that its compliance with Rule 3a-8 is not burdensome and in line with the Company’s status as a research and development company within the requirements of that Rule.

In filing this response, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me at (408) 321-6779, or by email at randersen@tessera.com should you have further questions.

Sincerely,

/s/ Robert Andersen

Robert Andersen

Executive Vice President and Chief Financial Officer

cc: Paul Davis, Senior Vice President and General Counsel